Exhibit 99.1

Innate Pharma Shares Efficacy and Safety Phase 1 /2 Results of NK Cell Engager SAR443579 / IPH6101 Developed by Sanofi at ASH 2023

  SAR443579/IPH6101, ANKET® platform lead asset, is a first-in-class NKp46/CD16-based NK cell engager targeting CD123 from a joint research collaboration between Innate Pharma and Sanofi, under development by Sanofi
  SAR443579 induced clinical benefit in patients with R/R AML with 5 complete remissions (4 CR / 1 CRi) achieved at 1 mg/kg, and was well tolerated up to doses of 6 mg/kg
  SAR443579 demonstrated durable responses with two responders remaining in remission beyond 8.8 and 12.2 months of treatment

MARSEILLE, France--(BUSINESS WIRE)--December 11, 2023--Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) announced today that the updated efficacy and safety results from an open-label, first-in-human, Phase 1/2 dose-escalation study of SAR443579 / IPH6101, an investigational CD123 targeting NKp46/CD16-based Natural Killer Cell Engager (NKCE) from a joint research collaboration between Innate Pharma and Sanofi were shared in a poster presentation at the American Society of Hematology 2023 Annual Meeting in San Diego, California. The study, run by Sanofi, tests SAR443579 as a monotherapy for the treatment of blood cancers with high unmet needs, including relapsed or refractory acute myeloid leukemia (R/R AML), B-cell acute lymphoblastic leukemia (B-ALL) and high-risk myelodysplasia (HR-MDS). SAR443579 has FDA Fast Track Designation for the treatment of acute myeloid leukemia.

As of July 5, 2023, 43 patients (42 R/R AML and 1 HR-MDS) across 8 dose levels between 10 – 6000 μg/kg/dose were available for analysis. Patients had received a median of 2.0 (1.0 – 10.0) prior lines of treatment with 13 patients (30.2%) reporting prior hematopoietic stem cell transplantation and 36 patients (83.7%) with prior exposure to venetoclax. At the highest dose of 1000 μg/kg QW, 5/15 (33.3%) patients with AML achieved a CR (4 CR / 1 CRi)1. SAR443579 was well tolerated up to 6000 μg/kg QW with observed clinical benefit in patients with R/R AML, in line with the predicted favorable safety profile.

“We are pleased to see that SAR443579 continues to show promising durable clinical efficacy with now 5 complete remissions along a favorable safety profile in this Phase 1/2 dose escalation study in various blood cancers,” says Sonia Quaratino, Chief Medical Officer of Innate Pharma. “We look forward to continue to advance the development of multi-specific NK Cell Engagers for the treatment of cancer with our ANKET platform® and continuing our partnership with Sanofi.”

“Sanofi is pleased to share these emerging results from our study of SAR443579,” states Peter Adamson, Global Development Head, Oncology, Sanofi. “We believe this investigational NK cell engager may be important to patients with AML who, too often, have limited therapeutic options available to them. Our updated results help drive Sanofi R&D teams around the world to continue efforts to develop impactful treatments for diseases with high unmet medical needs.”

1 CR: complete remission; CRi: CR with incomplete hematological recovery

About ANKET®
ANKET® (Antibody-based NK cell Engager Therapeutics) is Innate's proprietary platform for developing next-generation, multi-specific natural killer (NK) cell engagers to treat certain types of cancer.

This versatile, fit-for-purpose technology is creating an entirely new class of molecules to induce synthetic immunity against cancer.

About the Innate-Sanofi research collaboration and licensing agreements
The Company has a research collaboration and license agreement with Sanofi to apply Innate’s proprietary technology to the development of innovative multi-specific antibody formats engaging NK cells through the activating receptors NKp46 and CD16 to kill tumor cells.

Under the terms of the 2016 research collaboration and license agreement, Sanofi is responsible for the development, manufacturing and commercialization of products resulting from the research collaboration, which includes IPH6101/SAR’579 (Trifunctional anti-CD123 NKp46xCD16 NK cell engager) and IPH6401/SAR’514 (Trifunctional anti-BCMA NKp46xCD16 NK cell engager). As part of the 2016 agreement, Innate Pharma is eligible to up to €400m in development and commercial milestone payments as well as royalties on net sales.

As part of the license agreement entered in December 2022, Sanofi licensed IPH62 and has the option for two additional targets. Under the terms of the 2022 agreement, Innate Pharma is eligible to up to €1.35bn total in preclinical, clinical, regulatory and commercial milestones plus royalties on potential net sales.

About Innate Pharma
Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

Information about Innate Pharma shares

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors
This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

For additional information, please contact:
Investors
Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations
NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu